Rohan S. Weerasinghe General Counsel & Corporate Secretary

February 26, 2016

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of Disclosure Filed in Annual Report on Form 10-K Under Section 219 of the Iran Threat
Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r)
of the Securities and Exchange Act of 1934, as amended, notice is hereby provided that Citigroup Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the fiscal year ended
December 31, 2015, which was filed with the U.S. Securities and Exchange Commission on February 26,
2016.

Regards,

/s/ Rohan S. Weerasinghe
Rohan S. Weerasinghe
General Counsel & Corporate Secretary